Exhibit 4.23

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

DATED November 1st, 2002

KS BIOMEDIX HOLDINGS PLC

-and-

SOSEI CO., LTD.

LICENCE AGREEMENT

THIS AGREEMENT is made the 1st day of November, 2002

BETWEEN:

1.	KS BIOMEDIX HOLDINGS PLC a company incorporated in England (Registration Number 3006674) whose registered office is at 42-46 High Street, Esher, Surrey, KT10 9QY, England (“KSB”); and

2.	SOSEI CO, LTD., a company incorporated in Japan whose registered office is at 4F Kojimachi NK Bldg., 2-14-2 Kojimachi, Chiyoda-ku, Tokyo, Japan (“SOSEI”);

WHEREAS

A.	KSB has a certain pharmaceutical product under development for use in the therapy and prophylaxis of brain cancers.

B.	KSB wishes to grant to SOSEI, and SOSEI wishes to accept, the exclusive rights and licenses to market, distribute, sell and/or sub-license such a product in Japan upon the terms contained in this Agreement.

C.	KSB and SOSEI have agreed to collaborate in such further development of said product as may be required to obtain marketing authorisations for said product in Japan.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS

1.1	In this Agreement, unless the context otherwise requires:

1.1.1	“Active Ingredient” shall mean CRM107 conjugated to human transferrin;

1.1.2	“Affiliate” means in relation to either party any person who directly or indirectly controls, is controlled by or is under common control with that party. A person shall be regarded as in control of another person if it owns directly or indirectly more than 40% (forty per cent) of the voting stock or other ownership or income interest of another person or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of another person by any means whatsoever;

1.1.3	“Business Day” means -a day other than a Saturday, Sunday, Bank Holiday or other public or national holiday in England or the Territory;

1.1.4	“Clinical Data” means the data from any Clinical Trials and any other test data related thereto and any other documentation or correspondence relating to any Clinical Trials of the Product conducted by or on behalf of either party hereto and all Know-how in respect of the same;

1.1.5	“Clinical Development Plan” means the clinical development plan for the Product for carrying out the Clinical Trials which are necessary or desirable to obtain Marketing Authorisation of the Product in the Territory;

1.1.6	“Clinical Trials” means such clinical testing (including toxicological, stability, pharmacological and clinical studies in human beings) as may be required to be carried out and/or produced by or on behalf of either party hereto in connection with obtaining the Marketing Authorisation for the Product either inside or outside of the Territory;

1.1.7	“CMC Data” means those data required by Part 2 of the Annex to Directive 2001/83/EC including the qualitative and quantitative particulars of the constituents, the description of the manufacturing method and the controls and tests carried out at all relevant stages of the manufacturing process of the Active Ingredient and/or the Product;

1.1.8	“Commercial Launch” shall mean the first shipping by SOSEI, its Affiliate or Sub-Licensee of the Product to its wholesalers in the Territory in such commercial quantities of the Product as may reasonably be appropriate to establish the Product throughout the Territory;

1.1.9	“Controlled” means, with respect to a particular item, material or intellectual property right, that a party or an Affiliate of such party owns or has a license under such item, material or intellectual property right and where licensed, has the ability to grant to the other party access to material or Intellectual Property right without violating the terms of such license and “Control” shall be construed accordingly;

1.1.10	“CRM 107” means single point mutated diptheria toxin;

1.1.11	“Dossier” means the master regulatory dossier relating to the Product prepared by or on behalf of either party hereto in connection with obtaining the Marketing Authorisations for the Product in and outside of the Territory, including relevant Clinical Data and CMC Data;

1.1.12	“Effective Date” means the execution date of this Agreement parties hereto;

1.1.13	“EU” means the European Union and each of the member states from time to time of the European Union;

1.1.14	“Filing Date” means the date upon which a Dossier for the Product was submitted by or on behalf of SOSEI in support of an application for the Marketing Authorisation of the Product in the Territory;

1.1.15	“Force Majeure” means in relation to either party any circumstances beyond the reasonable control of that party including without limitation any strike, lock-out or other form of industrial action, act of God, war, riot, accident, fire, flood, explosion or government action

1.1.16	“Indications” means progressive or recurrent glioblastoma multiforme, newly diagnosed malignant glioma, metastatic brain tumours and any other indications that the parties agree from time to time in writing. ;

1.1.17	“Intellectual Property” means all patents, claims in patents, trademarks and trade names, service marks, registered designs, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright, design right, inventions, confidential information (including Know how) and any other similar right situated in any country of the world.

1.1.18	“Know-how” means all information relating to CRM107, the Active Ingredient and/or the Product not in the public domain of whatsoever nature, including ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, designs, sketches, records, biological materials and confidential analyses and interpretations of information which is in the public domain;

1.1.19	“KSB Patents” means patent(s) and patent application(s) to be filed by KSB in the Territory during the term of this Agreement with respect to the Active Ingredient and/or the Product, including all extensions, additions and divisions thereof.

1.1.20	“Launch Date” means the date of Commercial Launch by SOSEI of the Product in the Territory after all necessary Marketing Authorisations have been obtained by SOSEI in the Territory;

1.1.21	“LIBOR” means the rate per annum (rounded upwards if necessary to the next higher 1/100th of 1%) which is the average of the inter bank offered rates for US Dollar deposits in the London inter bank Euro Dollar Market for a period of five consecutive Business Days as reported in the Financial Times newspaper in its “Money Rates” column on the relevant date or if the Financial Times does not publish such rate for any reason, such rate as is quoted by Reuters at 10.00 am (London time) on such date or (if the relevant date is not a Business Day) on the first Business Day following the relevant date;

1.1.22	“Marketing Authorisation” means all approvals (including price and reimbursement approvals, if applicable), licenses, registrations or authorisations of any federal, national, state, provincial or local regulatory agency, department, bureau or other government entity necessary for the commercial marketing, sale and use of the product in the Territory;

1.1.23	“Medical Affairs Liaison” means persons appointed by KSB and SOSEI to communicate with each other with regard to information to be exchanged pursuant to Clause 7.

1.1.24	“Net Sales” means all monies invoiced by SOSEI or its Affiliates or any Sub-Licensees in respect of the sale by SOSEI, its Affiliates or any Sub-Licensees of the Product to an independent third party less the following items to the extent that they are actually paid or allowed and specified on any documents related to such sale:

(i)	normal discounts actually granted (including for the avoidance of doubt reimbursement to a customer of promotional costs);

(ii)	credit actually allowed for any Product returned or not accepted by customers;

(iii)	packaging, transportation and prepaid insurance charges on shipments or deliveries to customers; and

(iv)	sales or value added taxes actually incurred and paid by SOSEI, its Affiliates or any Sub-licensees in connection with the sale or delivery of the Products to customers;

Provided That: the Product reasonably supplied as samples shall not be treated as being disposed of on a commercial basis and shall be ignored for the purpose of calculating the Net Sales;

1.1.25	“Orphan Medicine Status” means the designation by the Regulatory Authority in the Territory as an orphan drug after filing an application for obtaining such status of the Product with the Regulatory Authorities in the Territory;

1.1.26	“Product” means any pharmaceutical product in finished dosage or in finished dosage package form ready for sale to third parties which consists of or contains the Active Ingredient for human use;

1.1.27	“Quarter” means each three calendar-month period in any year during the term of this Agreement ending on 31st March, 30th June, 30th September and 31st December in each year and “Quarterly” has a corresponding meaning;

1.1.28	“Regulatory Authority” means the body with responsibility for granting the Marketing Authorisations of the Product;

1.1.29	“Royalties” means the royalties payable to KSB in accordance with Clause 11;

1.1.30	“SOSEI Trademark” means any trademark or name or logo proprietary to SOSEI used on products marketed by SOSEI (in addition to any mark, logo or name identifying the product) to identify SOSEI as the holder of a Marketing Authorisation for such product;

1.1.31	“Sub-licence” means any sublicense agreement entered into by SOSEI (or any Affiliate of SOSEI) and a Sub-Licensee, pursuant to which SOSEI (or such SOSEI Affiliate) grants such Sub-Licensee rights to market, distribute and sell the Product in the Territory, or any part thereof,

1.1.32	“Sub-Licensee” means any person (including distributors but excluding for the avoidance of doubt any SOSEI Affiliates) to whom SOSEI has directly or indirectly, granted rights to market, distribute or sell the Product in any part of the Territory;

1.1.33	“Supply Agreement” means the supply agreement between the parties to be entered into in accordance with Clause 8;

1.1.34	“Territory” means Japan;

1.1.35	“Trademarks” means the trade names and marks (both registered and unregistered) selected by SOSEI in respect of the Product in the Territory and notified to KSB under the terms of Clause 9.1;

1.1.36	“Year” means a calendar year commencing from 1st January.

1.2	In this Agreement unless the context otherwise requires:

1.2.1	references to “this Agreement” shall mean this Agreement and any and all Schedules to it as may be varied from time to time in accordance with its provisions;

1.2.2	all references to a particular Clause, Schedule or paragraph shall be a reference to that Clause, Schedule or paragraph in the Agreement;

1.2.3	words importing the singular shall include the plural and vice versa and words importing the masculine gender shall include the feminine gender and vice versa;

1.2.4	headings are for convenience only and shall be ignored in interpreting this Agreement;

1.2.5	unless the contrary intention appears words denoting persons shall include any individual, partnership, company, corporation, joint venture, trust, association, organisation or other entity, in each case whether or not having separate legal personality;

1.2.6	the words “include” or “including” are to be construed without limitation to the generality of the preceding words;

1.2.7	references to a statute include any statutory modification, extension or re-enactment of that statute; and

1.2.8	any reference to “writing” or any cognate expression includes a reference to any communication effected by facsimile transmission, electronic mail or similar means.

2.	GRANT OF LICENSE

2.1	KSB hereby grants to SOSEI and its Affiliate an irrevocable and exclusive licence to market, promote, distribute, sell and/or Sub-license the Product in the Territory during the term of this Agreement.

3.	DISCLOSURE OF TECHNICAL INFORMATION AND OTHER KNOW-HOW

3.1	Promptly after execution but within 45 (forty-five) days at the latest following the Effective Date, KSB shall disclose SOSEI any and all technical information in its possession relating to CRM 107, the Active Ingredient and/or the Product, which have not yet been disclosed to SOSEI, including but not limited to preclinical data, Clinical Data, clinical development plan, CMC Data, Know-how and Dossier, if any, for CRM 107, the Active Ingredient and/or the Product. KSB shall also disclose to SOSEI within 90 (ninety) days all of such technical information which KSB may develop or acquire during the term of this Agreement, including all of such technical information that KSB will obtain from its sub-licensee(s), if any, outside of the Territory. It is, however, agreed and understood that KSB is required to disclose SOSEI any such technical information relating to the manufacture of CRM 107, the Active Ingredient and the Product only to the extent that SOSEI is required to incorporate in its documents to be submitted to the Regulatory Authority in the Territory for commencing the Clinical Trials of the Product or in the Dossier to be filed with the Regulatory Authority in the Territory

3.2	SOSEI shall have the right to use such technical information disclosed to it pursuant to Clause 3.1 for the purpose of this Agreement and to disclose it to its Affiliates and Sub-Licensees for their use for the purpose of this Agreement, subject to Clause 13.

4.	CLINICAL DEVELOPMENT: INITIAL INDICATION PRODUCT

4.1	SOSEI shall use all reasonable endeavours at its sole expense to pursue Clinical Trials and to develop and create the Dossier for the Product in the Territory.

4.2	SOSEI shall within 90 (ninety) days following the Effective Date, discuss with KSB and determine a Clinical Development Plan in the Territory together with a timetable for all required actions and the anticipated Filing Date for the Product in the Territory

4.3	SOSEI shall use its reasonable efforts to implement the Clinical Development Plan in accordance with a timetable agreed in the Clinical Development Plan and also in accordance with the terms of this Agreement.

4.4	All Clinical Data generated by SOSEI hereunder shall solely belong to SOSEI

4.5	SOSEI shall submit to KSB the estimated quantities of the Product necessary for carrying out the Clinical Trials and any other tests and studies of the Product in the Territory which SOSEI, its Affiliates and Sub-Licensees require for the preparation of the Dossier to be filed with the Regulatory Authorities for obtaining the Marketing Approval of the Product in the Territory, together with timing of delivery of such quantities of the Product. KSB shall supply SOSEI with all of such quantities of the Product in such form as shall be then agreed upon between the parties in writing at the cost price to KSB of such Product.

5.	MARKETING AUTHORISATIONS

5.1	SOSEI shall, subject to the provision by KSB to SOSEI of all relevant and necessary technical information promptly after the Effective Date, complete within 60 (sixty) days following the Effective Date preparation of all necessary documentations for submitting to the Regulatory Authority in the Territory an application for obtaining the Orphan Medicine Status of the Product and start promptly thereafter negotiations with the Regulatory Authority in the Territory for obtaining the Orphan Medicine Status of the Product. SOSEI shall as soon as reasonably practicable file the Dossier in respect of the Product with the Regulatory Authority in the Territory and shall use all best endeavours to obtain a Marketing Authorisation of the Product in the Territory

5.2	SOSEI shall be solely responsible for effecting (at its sole cost and expense) such amendments to the Dossiers as may be required after filing with the appropriate Regulatory Authority in the Territory to procure that the Dossier complies with and satisfies the requirements of the Regulatory Authority in connection with obtaining the Marketing Authorisation of the Product in the Territory.

5.3	SOSEI shall promptly furnish to KSB and in any event on KSB’s written request, a copy of each Dossier as submitted to the Regulatory Authority in the Territory, including a copy of any supplemental documents submitted to the Regulatory Authority in the Territory in respect of such Dossier.

5.4	SOSEI shall use all reasonable endeavours to procure and maintain the maximum period of data exclusivity in the Territory in respect of the Dossiers filed by SOSEI in connection with any application for or the maintenance of any Marketing Authorisation of the Product in the Territory.

5.5

In the event that the filing of an application for obtaining the Marketing Authorisation of the Product by KSB for any Indications other than progressive or recurrent glioblastoma multiforme in any major country consisting of USA and member countries of the EU is rejected or significantly delayed, the parties will jointly review and agree the commercial viability of pursuing clinical development and regulatory submission for such other Indications of the Product in the Territory.

6.	MARKETING

6.1	Not less than 60 (sixty) days prior to the anticipated first Launch Date of the Product and thereafter not less than 60 (sixty) days prior to commencement of each Year following said Launch Date, SOSEI shall provide to KSB an annual marketing plan (in case of the first plan, for the remaining period of the Year to which said first Launch Date belongs) outlining the positioning of the Product, sales materials, trade show support and educational campaigns for the Product in the Territory and a sales forecast for the Year covered by such annual marketing plan.

6.2	SOSEI shall during the term of this Agreement at its own cost, use all commercially reasonable efforts to:

6.2.1	effect Commercial Launch of the Product in the Territory as soon as reasonably possible after obtaining Marketing Authorization of the Product;

6.2.2	initiate, extend, develop, promote and maximise sales of the Product in the Territory and not to do anything which may hinder or interfere with such sales;

6.2.3	achieve the sales forecasts contained in the relevant annual marketing plan;

6.2.4	allocate such promotional and sales resources and such technical support for the promotion, marketing and sales of the Product as may reasonably be required to maximise sales of the Product in the Territory.

6.3	SOSEI agrees and undertakes to market, sell and distribute the Product in the Territory entirely in accordance with the Marketing Authorization of the Product and any other applicable laws, restrictions and regulations.

6.4	KSB shall have the right at its own expense to undertake or send one or more representatives to any exhibition, scientific symposia and conference related to the Product in the Territory in collaboration with SOSEI.

7.	PRODUCT SAFETY AND LIABILITY

7.1	Within 60 (sixty) days of the Effective Date, each party shall appoint a primary liaison person (“Medical Affairs Liaison”) to communicate with each other with regard to information to be exchanged pursuant to this Clause 7.

7.2

SOSEI shall be responsible for the maintenance of the central database for the Territory regarding all adverse drug reactions, suspected adverse drug reactions and other medical and technical information relevant to the safety of the Product and shall make the central database available to the KSB Medical Affairs Liaison or such other KSB representatives as agreed upon from time to time in writing between the parties.

7.3	During the term of this Agreement, KSB shall inform SOSEI of any adverse drug reaction or suspected adverse drug reaction affiliated with the Product anywhere in the world outside of the Territory about which KSB obtains information in accordance with the following:

7.3.1	any serious adverse drug reaction information obtained by KSB shall be reported to SOSEI’s Medical Affairs Liaison by telephone or in writing within 5 (five) Business Days after initial determination by KSB that the adverse drug reaction is serious and any non serious adverse drug reaction information within 90 (ninety) days after the initial receipt by KSB of the information;

7.3.2	KSB’s reports shall contain any relevant information reasonably required by SOSEI and shall also be sufficient in content to meet the requirements of the Regulatory Authority in the Territory with respect to the adverse drug reaction reports and ICH periodic drug safety updates.

7.4	During the term of this Agreement, SOSEI shall inform KSB of any adverse drug reaction of suspected adverse drug reaction affiliated with the Product in the Territory about which SOSEI obtains information in accordance with the following:

7.4.1	any serious adverse drug reaction information obtained by SOSEI shall be reported to KSB’s Medical Affairs Liaison by telephone or in writing in English within 5 (five) Business Days after initial determination by SOSEI that the adverse drug reaction is serious and any non serious adverse drug reaction information within 90 (ninety) days after the initial receipt by SOSEI of the information;

7.4.2	SOSEI’s reports shall contain any relevant information reasonably required by KSB and shall also be sufficient in content to meet the requirements of CIOMS I expedited adverse drug reaction reports and ICH periodic drug safety updates.

7.5	SOSEI shall have responsibility for investigating adverse drug reactions affiliated with the Product and for reporting them to the Regulatory Authorities in the Territory, where appropriate, in accordance with the laws and regulations of the Territory and for effecting any required safety updates of the Product in the Territory. Each Party shall promptly deliver to the other all correspondence that it receives from any Regulatory Authorities relating to the safety of the Product except for procedural, non-substantive communications.

7.6

SOSEI may at its discretion and will if requested to do so by KSB, recall any Product in the Territory. The costs and expenses incurred by SOSEI, its Affiliates and/or Sub-Licensees in connection with such recall shall be borne by SOSEI, unless such recall is the request of KSB in which case KSB shall reimburse to SOSEI all of such costs and expenses.

7.7	SOSEI shall insure the Product against all product liability claims arising in respect of the Product supplied by SOSEI in the Territory, regardless of whether or not arising as a result of the negligence or breach of this Agreement by SOSEI.

8.	MANUFACTURING AND SUPPLY

8.1	The parties will enter into the Supply Agreement, to be negotiated in good faith and entered into by the parties within 90 (ninety) days of the Effective Date substantially upon the terms of the Schedule I attached hereto.

9.	TRADEMARKS AND PACKAGING

9.1	SOSEI may in its sole discretion (subject always to the terms of this Clause 9) select the Trademark for use on the Product in the Territory. SOSEI shall notify KSB of its choice of the Trademark on effecting first filing for the Marketing Authorisation of the Product and shall notify KSB in the event that it is required by any Regulatory Authority to amend or change such Trademark.

9.2	SOSEI shall not use any trademark or name on or in connection with the Product other than the Trademark without the prior approval of KSB, such approval not to be unreasonably withheld or delayed and shall warrant that the Trademark will not infringe any third party’s rights and indemnify KSB if it suffers liability due to a breach of this warrant the Trademark shall not be the one confusingly similar to, or identical to any existing KSB proprietary mark or logo.

9.3	Apart from the Trademark and any SOSEI Trademark or logo, no other trademark or logo may be affixed to the Product in any form whatsoever. SOSEI shall not use in its business any other trademark confusingly similar to the Trademark and shall not use the Trademark as or as part of any corporate or trading name of SOSEI or any SOSEI Affiliate.

9.4	SOSEI undertakes:

9.4.1	to develop and design labelling and packaging for the Product in the Territory at its sole cost and expense provided always that the general quality, design and content of such labelling, packaging and any information supplied with the Product by SOSEI shall be submitted to KSB for its reference and information. SOSEI acknowledges that SOSEI shall be solely responsible for the labelling and packaging of the Product and compliance with its obligations under this Clause 9; and

9.4.2

not to use any misleading statements or misrepresentations on the Product packaging or use any defective packaging materials and to comply in all respects with all local regulations and laws and the Marketing Authorisations of the Product in connection with the Product labelling, packaging and the information provided thereon; and

9.4.3	not to use any packaging which may adversely affect the Product in any way whatsoever, including the Product’s approved shelf-life.

10.	REPRESENTATIONS BY AND AUTHORITY OF SOSEI

10.1	SOSEI undertakes:

10.1.1	not to represent itself to any third party as the legal agent of KSB in any manner and clearly to indicate in all correspondence and dealings relating directly or indirectly to the sale or other disposition of the Product under this Agreement that it is acting as principal; and

10.1.2	not to bind or purport to bind or indicate any authority to bind KSB (or otherwise any KSB Affiliate) to any contract whatsoever, unless otherwise agreed upon between the parties; and

10.1.3	Not to use the corporate name or logo of KSB (or otherwise the corporate name of any KSB Affiliate) in any manner whatsoever; and

10.1.4	not to incur any liability on behalf of KSB or in any way pledge or purport to pledge KSB’s credit or accept any order or make any contract binding upon KSB or give or make or purport to give or make any promises representations warranties or guarantees with reference to the Product on behalf of KSB except such as are expressly authorised by KSB in writing.

10.2	SOSEI hereby confirms that nothing contained in this Agreement shall give or be deemed to give it any authority to negotiate the sale or purchase of the Product on behalf of KSB or to negotiate and conclude such transactions on behalf of KSB.

10.3	SOSEI shall be solely responsible for the acts and omissions of its employees and representatives in connection with the performance of its rights and obligations under this Agreement.

11.	PAYMENTS

11.1	In consideration of the rights and licenses granted hereunder to SOSEI in respect of the Product SOSEI shall pay to KSB:

11.1.1	the sum of US $* United States Dollars) within 30 (thirty) Business Days following the Effective Date.

11.1.2	the sum of US $* United States Dollars) following the receipt of Orphan Drug Status in the Territory ;

11.1.3	the sum of US $* United States Dollars) following a regulatory submission to initiate the first pivotal studies of the Product in patients with newly diagnosed glioma in either of USA or EU;

11.1.4	the sum of US $* United States Dollars) following the first filing of an application for obtaining the Marketing Authorization of the Product in the Territory;

11.1.5	the sum of US $* United States Dollars) following the Launch Date for the first Indication of the Product (i.e. treatment of refractory high-grade glioma in adults) in the Territory;

11.1.6	the sum of $* United States Dollars) following the filing of an application for obtaining the Marketing Authorization for the second Indication of the Product (i.e. treatment of newly diagnosed glioma) in the Territory;

11.1.7	the sum of US $* United States Dollars) following the Launch Date for the second Indication of the Product in the Territory;

11.1.8	the sum of US $* United States Dollars) following the filing of an application for obtaining the Marketing Authorization for the third Indication of the Product (i.e. treatment of metastatic brain cancer) in the Territory;

11.1.9	the sum of US $* United States Dollars) following the Launch Date for the third Indication of the Product in the Territory;

11.1.10	the sum of US $* United States Dollars) one time payment within 90 (ninety) days of the end of the first Year in which an annual Net Sales of the Product equals or exceeds at the first time US $* United States Dollars) in the Territory;

11.1.11	the sum of US $* United States Dollars) one time payment within 90 (ninety) days of the end of the first Year in which an annual Net Sales of the Product equals or exceeds at the first time US $* United States Dollars) in the Territory;

11.1.12	the sum of US $* United States Dollars) one time payment within 90 (ninety) days of the end of the first Year in which an annual Net Sales of the Product equals to or exceeds at the first time $* United States Dollars) in the Territory;

11.1.13	the sum of US $* United States Dollars) one time payment within 90 (ninety) days of the end of the first Year in which an annual Net Sales of the Product equals or exceed at the first time US $* United States Dollars) in the Territory;

11.1.14	the sum of US $* United States Dollars) one time payment within 90 (ninety) days of the end of the first Year in which aggregate Net Sales equal or exceed

US $* in the Territory, this milestone payment to be forgone if neither treatment of newly-diagnosed glioma nor metastatic brain cancers is approved in the Territory;

11.1.15	the Royalty equal to * of the Net Sales in the Territory, provided, however, that in the event that all of the Patents in the Territory do not mature into letters patent or expire before termination of this Agreement and as a consequence, a competing product incorporating the Active Ingredient is marketed in the Territory for the treatment of brain cancers, the rate of the Royalty shall be reduced to * of the Net Sales during the remaining term of this Agreement.

11.2	SOSEI shall notify KSB promptly of any determination, filing or approval that would trigger a payment by SOSEI to KSB under Clauses 11.1.1 through 11.1.9 and the amount of the payment required. KSB shall, after. such notification, invoice SOSEI for such amount and SOSEI shall pay such amount to KSB within 30 (thirty) Business Days of receipt of such invoice. Payments under Clauses 11.1.10 through 11.1.14 shall be due within 30 (thirty) Business Days following the submission of the statement by SOSEI to KSB under Clause 12.1 for the last Quarter of the Year in which the relevant annual Net Sales shall be achieved and shall be paid in accordance with Clause 12.

12.	PAYMENT: GENERAL

12.1	SOSEI shall following the first Launch Date prepare a statement in respect of each Quarter which shall show for the Quarter in question the aggregate Net Sales. Such statement shall be submitted to KSB within 60 (sixty) days of the end of the Quarter to which it relates together with remittance for the Royalties in respect of such Quarter.

12.2	SOSEI shall during the term of this Agreement following the first Launch Date keep true and accurate records of all Net Sales and books of account containing all the data necessary for the calculation of the Royalties and other payments due under this Agreement. Such records and books of account shall, on reasonable prior written notice having been given by KSB, be open during normal working hours on any Business Day for inspection by a public accounting firm of KSB’s own selection, except one to which SOSEI or its Affiliate or Sub-licensee may have reasonable objection, not more often than once each Year, for not more than 3 (three) previous Years. KSB may exercise such right until the end of 1 (one) year after termination or expiration of this Agreement. The cost of such inspection shall be borne by KSB and, if such inspection reveals an underpayment of the Royalties, SOSEI shall pay such underpayment Promptly upon receipt of an invoice in respect of the same, together with interest in accordance with Clause 12.3. Said public accounting firm shall treat confidential, and shall not disclose to KSB, any information other than information which shall be given to KSB pursuant to any provision of this Agreement.

12.3

Without prejudice to KSB’s rights of termination under Clause 16 of this Agreement, if any Royalty or milestone payment under Clause 11.1 or any part thereof is overdue SOSEI shall pay interest thereon at an annual rate (but with interest accruing on a daily basis) at 3% (three percent) above LIBOR, such interest to run from the date upon which payment of such sum became due until payment thereof in full together with such interest by SOSEI (whether before or after any judgement).

12.4	All sums due to KSB under this Agreement:

12.4.1	are, unless otherwise expressly stated, exclusive of any Value Added Tax or equivalent sales tax which shall be payable (if applicable) on submission by KSB of valid Value Added Tax invoices in respect thereof; and

12.4.2	shall be paid in full without deduction of withholding taxes, charges and other duties except insofar as KSB shall be capable of obtaining a full credit therefor. The parties agree to co-operate in all respects necessary to take advantage of such double taxation agreements as may be available.

12.5	All Royalties or other sums payable under this Agreement shall be paid in United States Dollars (“US$”). Where any Royalties or other sums falling due in any period covered by the written statements referred to in Clause 12.1 are calculated in a currency other than US$, they shall be converted into US$ by reference to:

12.5.1	the exchange rate applying when the monies are actually converted into US$ if this occurs during the period covered by the written statement referred to in Clause 12.1; or

12.5.2	in the event the monies are not actually converted into US$, the exchange rate of Barclays Bank plc ruling in London on the last day of the Quarter covered by the written statement referred to in Clause 12.1.

13.	CONFIDENTIALITY

13.1	SOSEI undertakes that in relation to all confidential information which has been disclosed to SOSEI pursuant to any provision of this Agreement or which it may generate during the term of this Agreement (such confidential information to include all information relating to CRM107, the Active Ingredient and/or the Products and to include all Clinical Data and CMC Data and the Dossier) (collectively “Confidential Information”), it will keep the same secret and confidential, will use the same only to the extent as may reasonably be required in connection with the performance of its obligations under this Agreement and will not at any time for any reason whatsoever disclose or permit the same to be disclosed to any third party (save as provided in Clause 13.4 below).

13.2

KSB undertakes that in relation to all Confidential Information which has been disclosed to KSB pursuant to any provision of this Agreement, it will keep the same secret and confidential, will use the same only to extent as may reasonably be required in connection with securing the Marketing Authorization of any products which contains or consists of the Active Ingredient in any countries outside of the Territory and will not at any time for any reason whatsoever disclose or permit the same to be disclosed to any third party (save as provided in Clause 13.4 below)

13.3	The obligations of confidentiality contained in this Clause 13 shall not extend to any part of the Confidential Information which the recipient of such Confidential Information can show by documentary evidence

13.3.1	is prior to the date upon which it was received from the other party or becomes (otherwise than by reason of any default by such recipient) freely available to the general public: or

13.3.2	was legally in the possession or control of such recipient prior to the date upon which it was received from the other party, free of any obligation of confidentiality; or

13.3.3	came into its possession or control legally from a third party free of any obligation of confidentiality and otherwise than by reason of any breach of any obligation of confidentiality by such third party subsequent to the date of this Agreement.

13.4	In the event that either party is required at any time whilst it shall retain any Confidential Information received from the other party under this Agreement by any relevant law or regulation to disclose all or any part of such Confidential Information:

13.4.1	it shall forthwith notify the other party of such part of the Confidential Information as may be required to be disclosed by law, the extent to which such disclosure is required and the circumstances in which such disclosure is required or effected pursuant to any applicable law; and

13.4.2	it shall keep the other party informed of the extent and nature of such disclosure; and

13.4.3	it shall ensure that any party to whom all or any part of the Confidential Information is disclosed by reason of any disclosure required by law is made fully aware of the confidentiality obligations attaching to the Confidential Information and shall (insofar as is possible) procure an equivalent obligation of confidentiality from any such party.

13.5	Notwithstanding the provisions of this Clause 13, either party shall be entitled to disclose Confidential Information received from the other party hereunder to its Affiliates and Sub-Licensees and their agents, representatives, employees consultants, actual and potential investors (collectively “Third Party Recipients”) to the extent necessary to facilitate the performance of its obligations hereunder and as may be required to exercise the rights granted to it hereunder. Provided that any such disclosure is limited only to what is necessary to effect the same and it shall procure that any Third Party Recipient shall be bound by obligations of confidentiality substantially similar to the provisions of this Clause 13.

13.6	The parties undertake to continue to comply with the provisions of the Confidentiality Agreement dated April 11, 2001. Provided that in the event of any ambiguity or discrepancy between this Agreement and the Confidentiality Agreement the terms of this Agreement shall prevail.

13.7	Subject to the provisions of Clause 13.8 neither party shall issue any press release or communication to be published by or in the media in any manner concerning the subject matter of this Agreement without the prior written consent of the other party (such consent not to be unreasonably withheld or delayed).

13.8	If any announcements concerning the transaction contemplated by this Agreement or any ancillary matter is required by a party by law or any securities exchange or regulatory or governmental body to which either party is subject or otherwise reasonably required to be made by any party in connection with information supplied to its shareholders from time to time, the announcement shall only be made after consultation with and the prior agreement of the other party as to the terms and timetable for publication of any announcement (such consultation or prior agreement to be sought within a reasonable timescale and not to be unreasonably withheld or delayed by the other party).

13.9	The obligations of both parties under this Clause 13 shall remain in force during the term of this Agreement and continue thereafter for a period of 5 (five) years.

14.	Product Liability

14.1	KSB shall indemnify and hold SOSEI, its Affiliates and Sub-Licensees and their employees, agents, directors, officers and consultants harmless from any liability for costs and damages in respect of claims made against it for death or personal injury which has resulted from the use of the Product purchased from KSB and which is attributable to the nature and properties of the Product, except to the extent that such death or personal injury has resulted from any negligent act or default or omission of SOSEI, its Affiliates or Sub-Licensee or their respective employees, agents, directors, officers or consultants whether in the labelling, packaging, sales, or promotion of the Product, subject to the following or where the any Product defect was reasonably discoverable upon inspection by SOSEI:

14.1.1	SOSEI shall comply with all terms of this Agreement relating to the Product,

14.1.2	SOSEI shall observe all reasonable instructions given by KSB in respect of the Product, including instructions as to warning to be given with respect to potential and actual adverse effects of the Product and instructions to cease the sale of the Product because of such potential or actual adverse effects,

14.1.3	SOSEI shall immediately advise KSB in writing of any previously unknown adverse reactions of which it may become aware and which may possibly be attributable to the Product, whether or not SOSEI considers such reaction to have been caused by the Product,

14.1.4	SOSEI shall immediately advise KSB of, and permit KSB to have full control of, any legal proceedings brought by any third party and will give to KSB all reasonable assistance (excluding financial assistance) that KSB may require in connection with such proceedings and shall not communicate with any third party or make any statement or omission regarding liability in respect of any such legal proceedings.

15.	PATENT

15.1	KSB hereby warrants that, to its best knowledge, the marketing, promotion, distribution, sales and/or Sub-license of the Product in the Territory will not constitute any infringement of any patent owned by any third party. In the event that a claim of patent infringement is made against SOSEI, its Affiliate or Sub-Licensee by a third party in the Territory by reason of the commercial activity of SOSEI, its Affiliate or Sub-Licensee hereunder, KSB shall indemnify and hold SOSEI, its Affiliate and Sub-licensee and their respective employees, directors, officers, agents and consultants from and against any suits, claims, liabilities, losses, expenses (including legal expenses) and damages arising from such patent infringement.

15.2	SOSEI shall promptly notify KSB of any infringement known to it of any of the KSB Patents by third party in the Territory, which infringement bears adversely upon the SOSEI’s exclusive enjoyment of its rights provided hereunder, and shall provide KSB with any available evidence of such infringement.

15.3	Upon reasonable notice of infringement pursuant to Clause 15.2, KSB shall have the opportunity to bring any suit or action for such infringement. If KSB is successful in abating the infringement, then any amount recovered, whether by judgement, award, decree or settlement, shall first be applied to reimbursing to KSB the amount of expenses incurred by KSB in bringing such suit or action and the remainder, if any, shall be divided appropriately between KSB and SOSEI with reference to the relative monetary injury suffered by each by reason of the past infringement. SOSEI shall, if requested by KSB and at the KSB’s expense, actively assist KSB in the prosecution of such action. In the event that KSB fails or is unwilling for any reason to take action with respect to such infringement within a period of 6 (six) months following the SOSEI’s giving of notice thereof, SOSEI shall have the right to bring any appropriate suit or action against the infringer at the expense of SOSEI. If SOSEI finds it necessary or desirable to join KSB as a party plaintiff, KSB shall execute all papers necessary or perform such other acts as may reasonably be required by SOSEI. If SOSEI is successful in abating the infringement, then any amount recovered from the infringer, whether by judgement, award, decree or settlement, shall first be applied to reimbursing to SOSEI the amount of expenses incurred by SOSEI in bringing such suit or action and the remainder, if any, shall be divided appropriately between KSB and SOSEI, with reference to the relative monetary injury suffered by each by reason of the past infringement. KSB shall, if requested by SOSEI and at the expense of SOSEI, actively assist SOSEI in the prosecution of such action, including execution of all papers reasonably necessary and performance of such other action as may be reasonably required by SOSEI

15.4	KSB shall, at its expense, take reasonable measures to obtain and maintain all of the KSB Patent(s).

15.5	In the event that a third party would attack the validity of any KSB Patents in the Territory, then KSB shall at its own discretion promptly take such legal action as is required to defend the validity of such KSB Patents and SOSEI shall give all reasonable assistance (excluding financial assistance) to KSB. SOSEI may be represented by counsel of its own selection at its own expense in any such legal action but KSB shall have the right to control the suit and proceeding.

15.6	In the event that an exercise by SOSEI of the rights and licenses granted hereunder in the Territory would constitute an infringement of any patent right of third party, either party shall, as soon as possible it becomes aware of the same, notify the other party thereof, giving in such notice full detail known to it of the patent right of such third party and extent of any alleged infringement. The parties shall then discuss the situation and, if and to the extent necessary to permit SOSEI to practice the rights and licenses granted hereunder, shall use their reasonable efforts to obtain an appropriate license from such third party. The parties shall, in negotiating such license with such third party, make every effort to minimize the royalties payable thereunder and, if such license requires SOSEI to pay royalties to such third party, the Royalties payable to KSB in the Territory shall be reduced by an amount equal to those which SOSEI is required to pay to such third party.

16.	TERMINATION

16.1	This Agreement shall commence on the Effective Date and continue thereafter until the later date of (i) expiration of all KSB Patents or (ii) expiration of 10 (ten) years following the first Launch Date, unless terminated by either party pursuant to any provision of this Agreement.

16.2	Upon the expiry of this Agreement, SOSEI shall thereafter have a full paid irrevocable perpetual license and right to market, promote and distribute sell and/or Sub-license the Product throughout the Territory.

16.3	Either party (as the case may be) (“the Non Defaulting Party”) will be entitled to terminate this Agreement forthwith by notice in writing if:

16.3.1	the other party (“the Defaulting Party”) commits a material breach of its obligations under this Agreement which (if capable of remedy) is not remedied within 60 (sixty) days of written notice requiring it to be remedied being received by the Defaulting Party; or

16.3.2

the Defaulting Party becomes unable to pay its debts as they become due in the ordinary course of business or goes into either compulsory or voluntary liquidation (except for the purposes of reconstruction or amalgamation previously notified to and approved by the Non-Defaulting Party (such approval not to be unreasonably withheld or delayed)) or a receiver or administrator receiver is appointed in respect of the whole or any part of its assets or it is the subject of any petition for the appointment of an administrator or if it makes or proposes any assignment or arrangement for the benefit of its creditors generally or shall otherwise become subject to or seek relief under any law relating to insolvency in any jurisdiction relevant to the Defaulting Party.

16.4	SOSEI may terminate this Agreement by service of 3 (three) months’ notice in writing to KSB at any time during the term of this Agreement.

17.	CONSEQUENCES OF TERMINATION

17.1	In the event of termination by KSB of this Agreement under Clauses 16.3, SOSEI shall forthwith as at the effective date of termination:

17.1.1	return to KSB the Dossier, all Clinical Data and any other documents, materials, data or information received from KSB hereunder and within its possession or Control containing or evidencing any Intellectual Property of KSB and all Confidential Information of KSB; and

17.1.2	subject only to Clause 17.4, cease all exploitation and marketing of the Product provided always that SOSEI shall be entitled to continue to sell the Product for a period of 6 (six) calendar months thereafter in order to fulfil existing orders only (subject always to payment of the Royalties) and provided that SOSEI shall not sell such stock in a manner detrimental to the market for the Product in the Territory;

17.1.3	give or procure for KSB access to all data filed in connection with the Marketing Authorisations for the Product in the Territory;

17.1.4	allow KSB to cross-reference the file relating to the Product held by the Regulatory Authority for the purpose of transferring the Marketing Authorisation for the Product in the Territory to KSB or such other, person as it may then nominate;

17.1.5	subject to SOSEI’s right to sell its stocks of the Products pursuant to Clause 17.1.2, transfer the adverse event database for the Product in the Territory to KSB;

17.1.6	take such action and execute such agreements and instruments as may be reasonably required by KSB to transfer the Trademark to KSB for a nominal consideration; and

17.1.7

in the event of termination during the course of any Clinical Trials, use at the expense of KSB all reasonable endeavours to effect an orderly transfer to KSB (or such other person as it may then direct) of the management and conduct of such Clinical Tridals, and continue at the expense of KSB to effect such

Clinical Trials for and on behalf of KSB until such time as such orderly transfer can be effected and SOSEI acknowledges that in the event of such termination it shall not be entitled to any reimbursement or repayment of any sums paid to KSB under the terms of this Agreement prior to the effective date of termination, subject to the provision of Clause 17.2.

17.2	In the event of termination by SOSEI of this Agreement pursuant to Clause 16.4 due to reason that the marketing approval is not obtained by KSB with respect to the first Indication of the Product in at least one major territory consisting of USA and the member countries of the EU prior to the date of filing an application for obtaining the Marketing Authorization in the Territory, KSB shall promptly return to SOSEI 50% (fifty percent) of the milestone payments already paid to KSB before the effective date of such termination of this Agreement

17.3	In the event of termination by SOSEI of this Agreement pursuant to Clause 16.3 or pursuant to Clause 16.4 due to reason that the marketing approval is not obtained by KSB with respect to the first Indication of the Product in at least one major territory consisting of USA and EU Union prior to the date of filing an application for obtaining the Marketing Authorization of the Product in the Territory and if KSB wishes to utilize any Clinical Data and/or any other test or study data conducted by SOSEI and provided to KSB hereunder in any country of the world for any purpose whatsoever, SOSEI shall have the right to receive from KSB such compensation as shall be agreed in writing between the parties.

17.4	Notwithstanding termination of this Agreement, pending transfer of the Marketing Authorisation of the Product to KSB (or such other person as it may then direct), SOSEI shall at KSB’s request take such action as may be reasonably required by KSB at the expense of KSB to ensure that supplies to patients within the Territory being treated with the Product are not interrupted.

17.5	Termination or expiry of this Agreement for any cause shall not bring to an end:

17.5.1	SOSEI’s obligation to pay the Royalties (whether before or after termination) or other sums which have accrued to KSB up to and including the effective date of termination; or

17.5.2	Any provision of this Agreement which in order for full effect to be given thereto needs to survive termination of this Agreement, and (for the avoidance of doubt) the provisions of Clauses 13, 23 and 24 shall continue in full force and effect in accordance with their terms.

17.6	In the event of any termination of this Agreement by KSB, KSB may at its option confirm the continuation of any Sub-licences in order that such Sub-licences may continue in accordance with their terms provided always that KSB shall not be under any continuing liability to perform any obligations of SOSEI contained in any such Sub-licence to the extent that the. performance of any such obligations might require the provision of personnel or otherwise expenditure by KSB.

18.	ENTIRE AGREEMENT

18.1	Save for the Confidentiality Agreement dated April 11, 2001 between the parties, this Agreement shall constitute the entire agreement between the parties in relation to its subject matter. Each party acknowledges that in entering into this Agreement it does not do so on the basis of and does not rely on any representation, warranty, or other provision except as expressly provided in this Agreement and all conditions, warranties and other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law Provided that nothing in this Agreement should be construed as limiting or excluding liability for fraud.

18.2	The Agreement may be executed in more than one counterpart and shall come into force once each party has executed a counterpart in identical form and exchanged it with the other party.

19.	ASSIGNMENT/SUBLICENSING

19.1	Neither Party shall assign, charge or transfer this Agreement to a third party without the written consent of the other, which consent shall not unreasonably be withheld or delayed provided always that either party may assign or transfer this Agreement (in whole but not in part) to any Affiliate without obtaining the prior consent of the other provided that the performance by its Affiliate of its obligations hereunder is guaranteed by the assignor and the assignor gives prior written notice to the other of such assignment.

20.	STATUS

20.1	Neither party is authorised to act as the agent of the other for any purpose whatsoever and neither party shall on behalf of the other enter into, or make, or purport to enter into or make or represent that it has any authority to enter into or make any representation or warranty.

20.2	Nothing in this Agreement shall be deemed to constitute a partnership or joint venture between the parties and neither of the parties shall do or suffer to be done anything whereby it might be represented as a partner of the other party.

20.3	Each of the parties shall bear its own cost and expenses incidental to the preparation, negotiation and execution of this Agreement.

21.	AMENDMENT AND WAIVER

21.1	Any agreement to amend, vary or modify the terms of this Agreement in any manner shall be valid only if the amendment, variation or modification is effected in writing and signed by duly authorised representatives of each of the parties hereto.

21.2	No delay by either party in enforcing any of the provisions of this Agreement shall be deemed a waiver of that party’s right subsequently to enforce such provision.

22.	SEVERANCE

22.1	If any term or provision of any part thereof contained herein shall be declared or become unenforceable invalid or illegal in any respect under the law of any relevant jurisdiction:

22.1.1	such term or provision or part thereof shall be deemed to have been severed from the remaining terms of this Agreement and the terms and conditions hereof shall remain in full force and effect as if this Agreement had been executed without the offending provision appearing herein; and

22.1.2	the parties shall endeavour to agree an amendment which to the fullest extent possible will give lawful effect to their intentions as expressed in any term or provision severed under Clause 22.1.

23.	NOTICES

23.1	Any notice required to be given under this Agreement shall be in writing and delivered by hand and/or sent by airmail post or by courier or facsimile (in the case of facsimile to be confirmed in writing within two Business Days of being sent by such notice being delivered or sent by hand, airmail post or courier as aforesaid). The address for service of each party shall be as follows:

KSB:

KS Biomedix Holdings plc

1 Occam Court

Surrey Research Park

Guildford

Surrey GU2 7QY

England

Attn: Chief Executive Officer

Fax no (44) 1483 307 500

SOSEI:

4F Kojimachi NK Bldg.,

2-14-3, Kojimachi, Chiyoda-ku, Tokyo

Japan

Attn: Chief Executive Officer

Fax No: 81-35210-3291

23.2	A notice shall be deemed to have been served as follows:

23.2.1	if delivered by hand, at the time of delivery;

23.2.2	If delivered by courier, the expiration of 2 (two) Business Days after the envelope containing the same was delivered into the custody of the courier service;

23.2.3	if posted by airmail, at the expiration of 5 (five) Business Days after the envelope containing the same was delivered into the custody of the postal authorities;

23.2.4	if sent by facsimile and transmission is automatically acknowledged, at the expiration of 2 (two) hours after the same was despatched;

except that if a notice or other communication would be deemed to be delivered under the above provisions on a day that is not a Business Day in the country of receipt or after 5.00 pm in that country, then it shall be deemed instead to have been delivered at 9.00 am on the next Business Day in that country.

23.3	In proving service of any notice, it shall be sufficient to show that delivery by hand was made, or in the case of postal or courier delivery, that the envelope containing the communication was properly addressed and delivered into the custody of the postal authorities as a prepaid airmail letter or into the custody of the courier as a prepaid courier package or, in the case of a facsimile, by production of a confirmatory transmission report.

24.	FORCE MAJEURE

24.1	In the event that the performance of the obligations of either party is prevented, restricted or hindered by any event of Force Majeure such party:

24.1.1	shall not be liable to the other party for any damages arising from any breach of the terms of this Agreement caused by Force Majeure; and

24.1.2	shall immediately serve notice in writing on the other party specifying the nature of the Force Majeure, their effect upon its performance of this Agreement and the period of time in which they are anticipated to apply; and

24.1.3	shall use its reasonable endeavours to overcome the Force Majeure and resume its proper performance of its obligations under this Agreement.

24.2	If the circumstances referred to in Clause 24.1 prevail for a continuous period in excess of 3 (three) months, the party notified of such circumstances may, without prejudice to any other rights or remedies which may be available to it, terminate this Agreement with immediate effect by giving written notice of termination to the other. In the event of any such termination by either party the provisions of Clause 17.1 shall apply.

25.	THIRD PARTY RIGHTS

25.1	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

26.	DISPUTE RESOLUTION

26.1	Within 7 (seven) Business Days of either party becoming aware of any dispute relating in any manner to this Agreement or the terms hereof it shall prepare and submit to the Chief Executive Officer or such other senior manager as may be nominated from time to time for such purpose (“CEOs”) of each of the parties a memorandum or statement setting out its position in respect of the matter in dispute and its reasons for adopting that position. The other party shall within 7 (seven) Business Days of receipt of the memorandum or statement prepare and submit to the other party a memorandum or statement setting out like particulars on its own behalf and the CEOs shall consider the dispute in the light of those statements.

26.2	If the CEOs agree upon the resolution of the dispute they shall issue a joint statement setting out the agreed terms and shall exercise and powers available to them to procure that the agreed terms are fully and promptly carried into effect.

26.3	If the dispute is not resolved or disposed of in accordance with this Clause 26, within 30 (thirty) days of compliance with the terms of Clause 26.1, or if either party shall fail to comply with the terms of Clause 26.2, either party may proceed by notice in writing request mediation in accordance with the provisions of Clause 26.4.

26.4	If either party by notice in writing under Clause 26.3 invokes mediation, the CEOs shall agree upon a mediator within USA. Each party shall propose a list of up to 5 (five) names within 10 (ten) Business Days of the date of the written notice invoking mediation. Each such name proposed shall be of an independent third party with appropriate experience and expertise. If any of the names are the same the parties shall agree upon a mediator from the names they have jointly proposed. If none of the names are the same the party who initiates mediation shall select a mediator from the list provided by the non-initiating party. All lists of mediators shall include a full resumé for each mediator named on the list. The parties shall complete the process of selecting a mediator within 15 (fifteen) Business Days of the date of the written notice invoking mediation. If the parties are unable to reach a mediated resolution within 30 (thirty) Business Days after selection of the mediator, the provisions of Clause 27.2 shall apply.

27.	LAW AND JURISDICTION

27.1	Any controversy or claim of whatsoever nature arising out of or relating in any manner whatsoever to this Agreement or any breach of any terms of this Agreement shall be governed by and construed in all respects in accordance with the laws of England.

27.2	Each party hereby irrevocably acknowledges and agrees that the Courts of Japan shall have non-exclusive jurisdiction to resolve any controversy or claim of whatsoever nature arising out of or relating in any manner to this Agreement any terms of this Agreement or any breach of this Agreement or any such terms.

AS WITNESS the duly authorised representatives of each of the parties the day and year first before written.

SIGNED by for and on behalf of KS Biomedix Holdings PLC	) ) )

/s/
By

SIGNED by for and on behalf of Sosei Co., Ltd.		) ) )

/s/	Kenzo Nakajima
By	Kenzo Nakajima Executive VP and COO

SCHEDULE I

SUPPLY AGREEMENT

1.	Procedure for forecasts and ordering. Extent to which forecasts became binding on the parties.

2.	Procedure for acceptance of orders, manufacture and delivery.

3.	Packaging and labelling requirements.

4.	If manufactured outside EU, Procedures for import and batch release in EU under authority of Marketing Authorisation holder.

5.	Pricing and payment terms.

Product to be supplied at a price calculated as the cost of manufacture plus a reasonable profit mark up, such price to be * of the Net Sales of the Product sold by SOSEI, its Affiliate or Sub-licensee in the Territory.

6.	Termination.

Supply Agreement to continue for Term (as defined in Agreement)